Exhibit (a)(1)(M)

Participate in your company’s stock option exchange program

Dear [NAME],

This is a reminder that you are eligible to participate in the International Game Technology Stock Option Exchange Program.

To participate or learn more about the program, click on https://igt.optionelection.com.  Use your company-provided username and company-provided initial password as described in the Offer to Exchange document and described in an e-mail to you from option.exchange@IGT.com to log on to the Web site.

You have until 5:00 p.m., Pacific time on Tuesday, November 3, 2009, to decide whether you would like to participate and exchange some or all your eligible option grants.  After 5:00 p.m., Pacific time on November 3, 2009, you will not be allowed to make any exchange of option grants.

More details about the International Game Technology Stock Option Exchange Program and frequently asked questions about stock option exchanges can be found on the web site.

Sincerely,

Dave Johnson
Executive Vice President & General Counsel